Grand Teton Vodka, Inc.



ANNUAL REPORT

1775 N Hwy 33

Driggs, ID 83422

0

http://www.tetondistillery.com/

This Annual Report is dated April 28, 2021.

BUSINESS

Grand Teton Distillery is a craft distillery that has brought more than 12 products to market and several sizes of the different products. The hallmark product is Grand Teton Potato Vodka, which has won the highest awards in the spirits industry consistently for 8 years. The company also has Huckleberry and Cherry vodkas, and Born & Bred Vodka, which we made for the actor/owner Channing Tatum and has won a Gold Medal. All medals and the years won are listed below.

We also have two bourbons and two whiskeys to market. Colter's Run Straight Bourbon won the 2015 Double Gold in the WSWA competition, and Catamount Straight Bourbon got 92 points from Wine Enthusiast Magazine in 2018. In October 2020, we released our first "grain to glass" Malt Whiskey, which is aged a minimum of 4 years in award-winning Colter's Run bourbon barrels and then finished in Jackson Hole Winery red wine barrels.

Although primarily a regional company with 50% of sales in the Northwest, the product has been sold in 23 states, Ontario, Canada, and the United Kingdom. The company, through its western heritage and family ownership, along with its partnership with actor/owner Channing Tatum, has an approachable inclusive narrative and a pledge to continue to make the highest quality spirits

at reasonable prices.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock.

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

A distillery is an equipment intensive manufacturing company. It takes $200,000 to $1.5 million to start a distillery and the early years require additional investments of funding for equipment, inventory, raw products, federal taxes and working capital. Spirits are taxed by the federal government as they leave the distillery, yet wholesalers pay on a 30 to 90 day schedule meaning growth must be financed due to the delay in reimbursement and paying of invoices. According to a recent article in Forbes (October 26, 2018 by Fred Minnick) on starting a distillery, they estimate it takes 2 years to get open and 10 years to become profitable. Grand Teton Distillery got open in just 10 months and is starting the 9th year. The first year, just 5 months of operation, gross revenue was $186,000. The second year's gross revenues were $385,000. The company converted from regular QuickBooks to QuickBooks Pro Manufacturing Module in Sept 2014 and all data hence is based on that data. 2014 showed growth; however, 2015 was lower due to the onboarding of the Born and Bred line and significant delays in design and production of the brand versus outlays in anticipation of the sales and promotion due to the celebrity. 2016 through 2019 were flat but in the area of $1 million of revenue per year. Total historical revenue from inception in 2012 to November 2020, the company has gross revenues of just over $9 million. The accumulated loss over the nine years is $186,000; (per internal accounting data and as reported by the Company's CPA); however, this year, 2020, the company is showing a $300,000 profit year to date November 2020 based on internal accounting and will be profitable. This is a net profit of 30% based on year to date revenue and because 4th quarter is always our best quarter, the profit may be higher by years-end. Thus, our performance appears to be on par or slightly better than projections for the industry. Reasons for the profitability in 2020 are

reductions in staff in late 2019, the lower FET on our products, and new sales of distillery equipment. These profits overcame the slight decline in revenue for spirits due to the pandemic.

Historical results and cash flows:

Federal excise tax on spirits (FET) is the second largest expense for a distillery; the other being personnel; both in the past and will be in future. In the past, revenue has mostly covered costs with small deficits in working capital from time to time; usually in the range of only $20,000 to $40,000. These were covered with loans from primary shareholder, Lea Beckett, as 10 Year balloon notes to prevent repayment from hampering future production until the company could achieve permanent profitability. In 2017 HR-1 was passed which lowered the FET from $13.50 a proof gallon to $2.70 a proof gallon for the first 100,000 proof gallons. This decrease in FET has greatly helped the company become profitable. This decrease in tax on spirits was to help American small business and for parity to the decrease allowed the wine industry. The decrease expires at the end of 2020 unless extended or made permanent by Congress. It is expected that it will be extended; however, if not, it could impair future profitability. If the FET lowered tax is extended, the company expects to continue to be profitable in coming years as it grows. The pandemic in March 2020 provided another source of revenue for the company as it began to get requests for production of hand sanitizers and bulk alcohol for cleaning. The company sold bulk alcohol to the USPS in Salt Lake City, to hospitals in Boise, ID, to a chain of grocers and other businesses. These requests continue and will continue so long as there is concern about the pandemic. The company plans an expansion in 2021, which will greatly expand production facility and allow the company to offer expand these offerings as well as its core spirits businesses and expansion of whiskey production and spirits in aging. Permanent profitability or neutral on a cash flow/working capital basis for distilleries is estimated by consultants and by industry standards to be the sale of 12,000 (9L) cases per year. This is an average and a company with no or very low debt to revenue can achieve it with less. Therefore, in future, with the above parameters, it is expected that the Company has achieved this parity at this time and can continue profitability if there is continued lowered FET.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $135,896.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Lea Beckett, CEO
Amount Owed: $158,541.81
Interest Rate: 5.0%
Maturity Date: February 28, 2023
There are individual Notes with variable maturities. All are 10 year Notes with balloon payments at maturity. None have yet matured and the first begin in 2023.
Creditor: Key Bank
Amount Owed: $0
Interest Rate: 5.3%
As of January 14, 2021, the LOC is sitting at $0.
Creditor: Linda (Lea) Beckett and William Beckett
Amount Owed: $2,100.00

Interest Rate: 0.0%

There is a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company own 100% of the property, free and clear without mortgage. The land lease is immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid for the full term of the lease when funds were not freely available and are carried forward as owing.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lea Beckett

Lea Beckett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: September 21, 2011 - Present

Responsibilities: Organized and started the company. Wrote the business plan and its updates. Oversees regulatory compliance and investor/shareholder relations. Works with other officers and board members on long-term strategic planning, financial stability, product lines, marketing and distribution. Lea Beckett takes no salary at this time but receives stock options each year. Options have varied, ranging from just 2,000 shares to 20,000 shares in a year.

Position: Chairman of the Board of Directors

Dates of Service: September 21, 2011 - Present

Responsibilities: Call Board Meetings, set the agenda and preside over meetings. Board members receive no salary but receive stock options. Options have varied from 1,000 to 3,000 shares per year.

Name: William Beckett, Sr.

William Beckett, Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: September 21, 2011 - Present

Responsibilities: Legal advice and consultancy. William Beckett receives takes no salary at this time. He receives annual stock options, which have varied from 1,000 shares to 5,000 shares in a year.

Position: Executive VP

Dates of Service: September 21, 2011 - Present

Responsibilities: Advice on financial management. William Beckett receives no salary for this position.

Position: Member of the Board of Directors

Dates of Service: September 21, 2011 - Present

Responsibilities: Attend meetings of the Board and vote on issues before the Board. Board members receive annual grants of stock options. These have varied from 1,000 shares to 3,000 shares in a given year.

Name: Andrew Boczar

Andrew Boczar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Strategic Planning

Dates of Service: December 01, 2015 - Present

Responsibilities: Day to day management within the plant, tasting room, and executive offices. Long term strategic planning. Management of the web site, database, and social media platforms. Andrew Boczar receives $82,500 per year. In addition, Andrew receives annual stock options which have varied from 1,000 shares per year to 10,000 shares per year.

Position: Member of the Board

Dates of Service: July 01, 2018 - Present

Responsibilities: Attend Board meetings, vote on issues before the Board. Members of the Board receive annual stock options, which range from 1,000 to 3,000 shares.

Other business experience in the past three years:

Employer: Museum of Idaho

Title: Board Member

Dates of Service: January 01, 2020 - Present

Responsibilities: Advisory

Name: John Boczar

John Boczar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Head Distiller

Dates of Service: March 01, 2012 - Present

Responsibilities: Manage the production facility, deciding on products, maintaining quality control of products, the supply chain, and inventory. Supervising and training distillery employees. John Boczar receives a salary of $70,700 per year. He also receives stock options every year which range from 5,000 shares to 10,000 shares per year.

Position: Member of the Board

Dates of Service: July 01, 2012 - Present

Responsibilities: Attend Board meetings and vote on issues before the Board. Board members receive annual stock options, which range from 1,000 to 3,000 shares per year.

Name: Drusilla Lawton

Drusilla Lawton's current primary role is with RR Associates, LLC. Drusilla Lawton currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July 12, 2019 - Present

Responsibilities: Advisory. Attend Board meetings and vote on issues before the Board. Board members receive stock options on an annual basis. This is Drusilla Lawton's first year on the Board and she received 3,000 stock option shares.

Other business experience in the past three years:

Employer: RR Associates, LLC

Title: Portfolio Manager

Dates of Service: January 01, 2012 - Present

Responsibilities: Portfolio Manager

Name: John Bell

John Bell's current primary role is with TrueScripts. John Bell currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July 12, 2019 - Present

Responsibilities: Advisory - Attend Board meetings and vote on issues before the Board. Board members receive annual stock options. This is John Bell's first year on the Board and he received 3,000 stock options.

Other business experience in the past three years:

Employer: TrueScripts

Title: Partner/Chief People Officer

Dates of Service: January 01, 2014 - Present

Responsibilities: Chief People Officer

Other business experience in the past three years:

Employer: TrueScripts

Title: COO

Dates of Service: March 01, 2014 - October 01, 2019

Responsibilities: COO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Linda Beckett

Amount and nature of Beneficial ownership: 300,000

Percent of class: 48.4

Title of class: Class B Common Stock

Stockholder Name: William Beckett & Linda Beckett (Joint Trust)

Amount and nature of Beneficial ownership: 212,000

Percent of class: 33.6

RELATED PARTY TRANSACTIONS

Name of Entity: Lea Beckett

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Lea Beckett has provided working capital and inventory loans to the company over several years. The total amount has been variable but is approximately $174,000.

Material Terms: The loans are recorded in multiple short term notes , in amounts of 10 to 30 thousand dollars, payable with an interest rate of 5% and balloon at 10 years with variable maturities. The company is only 8 years old and none have yet matured.

Name of Entity: Linda (Lea) Beckett and William Beckett

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: There is a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the

founders of the Company own 100% of the property, free and clear without mortgage.

Material Terms: The land lease is immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid for the full term of the lease when funds were not freely available and are carried forward as owing.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $5.50 per share. As of December 31, 2020, 1,414,804- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser,

for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Grand Teton Vodka, Inc.

By /s/ *Andrew Boczar*

Name: Andrew Boczar

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Grand Teton Distillery

PROFIT AND LOSS

January - December 2020

	TOTAL
Income	
PayPal Sales	20,911.86
Revenue	
Discounts	-1,402.44
Equipment Sales	404,603.97
Refunds-Allowances	9,590.78
Sales	744,151.46
Total Revenue	**1,156,943.77**
Sales of Product Income	219,937.36
Shipping Income	1,781.84
Total Income	**$1,399,574.83**
Cost of Goods Sold	
Cost of Equipment Sold	216,375.65
Cost Of Goods Sold	
Commissions	56,687.74
Cost of Labor	2,016.13
Salaries and Wages	945.89
Total Cost of Labor	**2,962.02**
Distribution Services	2,098.67
Federal Excise Tax	18,115.26
Freight & Delivery	42,191.51
Ingredients	53,945.45
Packaging and Supplies	80,729.50
Total Cost Of Goods Sold	**256,730.15**
Retail Product	
Other	17,646.23
Spirits	166,369.52
Total Retail Product	**184,015.75**
Total Cost of Goods Sold	**$657,121.55**
GROSS PROFIT	**$742,453.28**
Expenses	
Advertising	630.21
Auto Expense	93.82
Charitable Contributions	2,797.00
Computer and Internet Expense	732.18
Customs	28,347.68
Dues & Subscriptions	1,000.40
Insurance	17,951.13
Interest Expense	32,737.22
Legal & Professional Fees	24,478.46

Grand Teton Distillery

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
PayPal Sales	1,710.27
QuickBooks Payments Sales	-9,834.14
Revenue	
Discounts	-2,498.70
Equipment Sales	32,096.94
Sales	828,171.76
Total Revenue	**857,770.00**
Sales of Product Income	193,096.99
Shipping Income	211.40
Total Income	**$1,042,954.52**
Cost of Goods Sold	
COGS - Variance	-89,822.90
Cost of Equipment Sold	30,381.79
Cost Of Goods Sold	
Commissions	46,713.87
Cost of Labor	39,192.52
Distribution Services	10,591.73
Federal Excise Tax	24,926.71
Freight & Delivery	39,276.45
Ingredients	142,950.62
Packaging and Supplies	136,526.49
Total Cost Of Goods Sold	**440,178.39**
Gift Shop - Driggs	3,924.19
Retail Product	
Other	18,152.50
Spirits	152,978.29
Total Retail Product	**171,130.79**
Total Cost of Goods Sold	**$555,792.26**
GROSS PROFIT	**$487,162.26**
Expenses	
Advertising	1,060.00
Auto Expense	423.27
Charitable Contributions	127.00
Computer and Internet Expense	771.82
Customs	22,776.38
Dues & Subscriptions	2,069.50
Insurance	22,584.55
Interest Expense	20,784.15
Legal & Professional Fees	52,387.87
Meals and Entertainment	1,424.81
Merchant and Bank Charges	1,489.13

Grand Teton Distillery

PROFIT AND LOSS

January - December 2020

	TOTAL
Meals and Entertainment	436.72
Merchant and Bank Charges	1,125.92
Office Expenses	7,279.36
Other General and Admin Expenses	441.01
PayPal Fees	646.77
Payroll Expenses	
Taxes	21,361.73
Wages	260,188.48
Total Payroll Expenses	**281,550.21**
Printing and Reproduction	407.38
Promotional	34,101.96
QuickBooks Payments Fees	787.81
Rent Expense	19,740.00
Repair & Maintenance	6,286.05
Small Tools and Equipment	1,812.90
Suspense	0.00
Taxes, Licenses and Fees	6,535.05
Telephone and Utilities	24,970.90
Travel	981.21
Travel Meals	174.03
Uncategorized Expense	546.11
Total Expenses	**$496,591.49**
NET OPERATING INCOME	$245,861.79
Other Income	
Other Income	33,791.17
Other Miscellaneous Income	1,325.60
Total Other Income	**$35,116.77**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	$35,116.77
NET INCOME	$280,978.56

Grand Teton Distillery

PROFIT AND LOSS

January - December 2019

	TOTAL
Office Expenses	7,436.86
Other General and Admin Expenses	438.97
Payroll Expenses	
Taxes	28,658.70
Wages	328,313.89
Total Payroll Expenses	**356,972.59**
Printing and Reproduction	1,097.56
Promotional	58,765.79
Rent Expense	3,888.00
Repair & Maintenance	8,861.70
Small Tools and Equipment	2,218.72
Supplies	245.67
Taxes, Licenses and Fees	7,087.43
Telephone and Utilities	31,190.94
Travel	2,853.01
Travel Meals	649.98
Total Expenses	**$607,605.70**
NET OPERATING INCOME	$ -120,443.44
Other Income	
Other Income	2,165.64
Other Miscellaneous Income	1,525.84
Total Other Income	**$3,691.48**
Other Expenses	
Unrealized Gain or Loss	0.00
Depreciation Expense	57,840.57
Exchange Gain or Loss	1,405.83
Other Miscellaneous Expense	6,014.97
Total Other Expenses	**$65,261.37**
NET OTHER INCOME	$ -61,569.89
NET INCOME	$ -182,013.33

Grand Teton Distillery

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 6111	7,113.19
Checking 6244	125,981.69
Checking 6251	580.54
PayPal	2,221.47
Total Bank Accounts	**$135,896.89**
Accounts Receivable	
Accounts Receivable	453,032.41
Accounts Receivable (A/R) - GBP	-17.16
Total Accounts Receivable	**$453,015.25**
Other Current Assets	
Current Inventory	
Inventory	0.00
Total Current Inventory	**0.00**
Inventory Asset	613,702.05
Payroll Refunds	0.00
Receivable from Adopt a Barrel	0.00
Tax Refund Receivable - ERC	12,319.41
Tax Refund Receivable - FFCRA	7,032.07
Undeposited Funds	0.00
Total Other Current Assets	**$633,053.53**
Total Current Assets	**$1,221,965.67**

Grand Teton Distillery

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 6111	2,358.22
Checking 6244	3,858.18
Checking 6251	369.77
PayPal	540.29
Total Bank Accounts	**$7,126.46**
Accounts Receivable	
Accounts Receivable	176,681.51
Accounts Receivable (A/R) - GBP	-17.16
Total Accounts Receivable	**$176,664.35**
Other Current Assets	
Current Inventory	
Inventory	0.00
Total Current Inventory	**0.00**
Inventory Asset	762,304.82
Payroll Refunds	377.99
Receivable from Adopt a Barrel	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$762,682.81**
Total Current Assets	**$946,473.62**
Fixed Assets	
Equipment Not in Service	77,855.00
Fixed Assets	
Accumulated Depreciation	-572,254.14
Buildings and Improvements	442,108.77
Construction in Progress	5,882.50
Planned 10k Sq Ft Expansion	42,018.89
Pole Barn Storage	0.00
Total Construction in Progress	**47,901.39**
Distillery and Other Equipment	516,187.34
Office Furniture and Equipment	19,930.60
Vehicles and Trailers	15,623.33
Total Fixed Assets	**469,497.29**
Total Fixed Assets	**$547,352.29**
Other Assets	
Deposits	7,700.00
Long - Term Inventory	0.00

Grand Teton Distillery

Balance Sheet

As of December 31, 2020

	TOTAL
Fixed Assets	
Equipment Not in Service	77,855.00
Fixed Assets	
Accumulated Depreciation	-621,506.67
Buildings and Improvements	442,108.77
Construction in Progress	5,882.50
Planned 10k Sq Ft Expansion	42,018.89
Pole Barn Storage	0.00
Total Construction in Progress	**47,901.39**
Distillery and Other Equipment	516,187.34
Office Furniture and Equipment	20,845.56
Vehicles and Trailers	15,623.33
Total Fixed Assets	**421,159.72**
Total Fixed Assets	**$499,014.72**
Other Assets	
Deposits	7,700.00
Long - Term Inventory	0.00
Tax Refund Receivable	0.00
Total Other Assets	**$7,700.00**
TOTAL ASSETS	**$1,728,680.39**

Grand Teton Distillery

BALANCE SHEET

As of December 31, 2019

	TOTAL
Tax Refund Receivable	0.00
Total Other Assets	**$7,700.00**
TOTAL ASSETS	**$1,501,525.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	53,497.89
Total Accounts Payable	**$53,497.89**
Credit Cards	
KeyBank Credit Card x5799	8,347.50
Total Credit Cards	**$8,347.50**
Other Current Liabilities	
Key Bank LOC	74,448.18
Out Of Scope Agency Payable	0.00
Payroll Liabilities	0.00
Child Support	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
ID Income Tax	0.00
ID Unemployment Tax	169.75
Wage Levy	0.00
WY Unemployment Tax	0.00
WY Workers Compensation	0.00
Total Payroll Liabilities	**169.75**
Payroll Taxes Payable	0.00
Repayment	
Payroll Advance Repayment	0.00
Total Repayment	**0.00**
Sales Tax Payable	0.00
Square Tips	0.00
Total Other Current Liabilities	**$74,617.93**
Total Current Liabilities	**$136,463.32**
Long-Term Liabilities	
Adopt A Barrel - Whiskey Pre-Sales	150,089.69
Loans from Shareholders	159,320.87
Long Term Liabilities	0.00
Total Long-Term Liabilities	**$309,410.56**
Total Liabilities	**$445,873.88**

Grand Teton Distillery

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	190,510.56
Total Accounts Payable	**$190,510.56**
Credit Cards	
KeyBank Credit Card x5799	3,912.77
Total Credit Cards	**$3,912.77**
Other Current Liabilities	
Direct Deposit Liability	0.00
Key Bank LOC	33,913.04
Out Of Scope Agency Payable	0.00
Payroll Liabilities	0.00
Child Support	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
ID Income Tax	0.00
ID Unemployment Tax	0.00
Wage Levy	0.00
WY Unemployment Tax	0.00
WY Workers Compensation	0.00
Total Payroll Liabilities	**0.00**
Payroll Taxes Payable	0.00
Repayment	
Payroll Advance Repayment	0.00
Total Repayment	**0.00**
Sales Tax Payable	0.00
Square Tips	0.00
Total Other Current Liabilities	**$33,913.04**
Total Current Liabilities	**$228,336.37**
Long-Term Liabilities	
Adopt A Barrel - Whiskey Pre-Sales	115,299.69
Loans from Shareholders	158,541.81
SBA PPP Loan	0.00
Total Long-Term Liabilities	**$273,841.50**
Total Liabilities	**$502,177.87**

Grand Teton Distillery

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
Additional Paid-in Capital	474,777.32
Capital Stock	1,653,176.00
Opening Balance Equity	0.00
Retained Earnings	-890,287.96
Net Income	-182,013.33
Total Equity	**$1,055,652.03**
TOTAL LIABILITIES AND EQUITY	**$1,501,525.91**

Grand Teton Distillery

Balance Sheet

As of December 31, 2020

	TOTAL
Equity	
Additional Paid-in Capital	474,777.32
Capital Stock	1,653,176.00
Opening Balance Equity	0.00
Retained Earnings	-1,072,300.99
Net Income	170,850.19
Total Equity	**$1,226,502.52**
TOTAL LIABILITIES AND EQUITY	**$1,728,680.39**

CERTIFICATION

I, Andrew Boczar, Principal Executive Officer of Grand Teton Vodka, Inc., hereby certify that the financial statements of Grand Teton Vodka, Inc. included in this Report are true and complete in all material respects.

Andrew Boczar

Principal Executive Officer